Exhibit 21.1

Subsidiaries of CEC Entertainment, Inc.

	Subsidiaries	Jurisdiction of Formation	Percentage of Equity Interest Owned

1.	CEC Entertainment Canada, Inc.	Canada	100%

2.	CEC Entertainment Holdings, LLC	Nevada	100%

3.	SPT Distribution Company, Inc.	Texas	100%

4.	BHC Acquisition Corporation	Texas	100%

5.	CEC Entertainment Concepts, L.P.	Texas	0.1% by CEC Entertainment, Inc. 99.9% by CEC Entertainment Holdings, LLC

6.	Hospitality Distribution Incorporated	Texas	100% by BHC Acquisition Corporation

7.	SB Hospitality Corporation	Texas	100% by Hospitality Distribution Incorporated

8.	CEC Entertainment Leasing Company	Delaware	100%